EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Three Months ended March 31, (in millions, except ratios)	2017
Excluding interest on deposits
Income before income tax expense	$8,341
Fixed charges:
Interest expense	2,495
One-third of rents, net of income from subleases (a)	133
Total fixed charges	2,628
Add: Equity in undistributed income of affiliates	179
Income before income tax expense and fixed charges, excluding capitalized interest	$11,148
Fixed charges, as above	$2,628
Preferred stock dividends (pre-tax)	585
Fixed charges including preferred stock dividends	$3,213
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.47
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$3,213
Add: Interest on deposits	483
Total fixed charges including preferred stock dividends and interest on deposits	$3,696
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$11,148
Add: Interest on deposits	483
Total income before income tax expense, fixed charges and interest on deposits	$11,631
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.15

(a)	The proportion deemed representative of the interest factor.